December 3, 2004

Beth A. Durrett
Secretary
Bestway, Inc.
7800 N. Stemmons Freeway, Suite 320
Dallas, TX 75247

Re:	Bestway, Inc.
	Schedule 14A filed November 5, 2004
	File No. 0-08568

	Schedule 13E-3 filed November 5, 2004
	File No. 5-19828

	Annual Report on Form 10-K
	For the year ended July 31, 2004
	Filed October 25, 2004

Dear Ms. Durrett:

We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable, or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A FILED November 5, 2004

General

1. We note that the proxy statement you filed on November 19 is in definitive format, despite the fact that the staff has not finished its review of the proxy statement. Supplementally, confirm that, if you already have sent the proxy statement, you will resend it after the staff has indicated to you that it has no further comments and that you will not take any of the actions proposed here until you resend the proxy statement.

2. To the extent that comments on one filing impact others, please make corresponding changes in all appropriate places.

1. Identify all the beneficial owners of O`Donnell & Masur.
Further, what consideration was given to whether O`Donnell & Masur and Mr. O`Donnell are affiliates engaged in the transaction and should be filing persons on a Schedule 13E-3?

2. We note that O`Donnell and Masur, L.P. is a venture capital firm that owns more than 50% of the outstanding shares of the company and is a significant creditor of the company. We assume that Mr. O`Donnell, the firm`s general partner, represents the firm`s interest on the board. Please disclose this fact, if true, and disclose any additional board members who represent the interests of the board. With a view toward disclosure, identify all persons with ownership interest in O`Donnell & Masur, L.P. Revise the summary term sheet, beneficial ownership table and the remainder of the document to reflect the firm`s shares in Mr. O`Donnell`s beneficial ownership or tell us why this treatment is not appropriate. We note the disclosure in note 2 to the beneficial ownership table. Tell us whether there are any relationships between parties that beneficially own O`Donnell and Masur and members of the company`s management or board. Provide further information regarding
Mr. O`Donnell`s role, if any, in the background of this transaction, including any input regarding the form or timing of transaction. In addition, on page 22, you provide the beneficial ownership of O`Donnell and Masur including exercisable options; however, the disclosure in the beneficial ownership table does not indicate that the firm owns any options. Please clarify. Furthermore, we note from page 32 that the company has been indebted to O`Donnell & Masur since 1997 in the amount of $3 million plus accrued interest. Tell us the repayment terms of this note. Provide us your analysis regarding whether the firm, Mr. O`Donnell and the remaining affiliates are engaged in this transaction. Also revise the summary term sheet to highlight the conflicts of interest discussed here.

5. Please revise the cover page of the document that will be sent to security holders to include the legend required by Rule 13e-
3(e)(1)(iii).

6. The proxy statement should begin with a Summary Term Sheet, followed by a table of contents. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should be no longer than a page and a half. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.b. of SEC Release No. 33-7760. In addition, revise the structure of your proxy statement so that the "Special Factors" section is at the beginning of the proxy statement, immediately following the Summary Term Sheet and table of contents. Refer to Rule 13e-3(e)(1)(ii).

7. In your letter to shareholders and elsewhere in the proxy statement where you state your belief that the stock split is "fair to and in the best interest of all of [your] unaffiliated stockholders," please revise to indicate whether the filing persons on the Schedule 13E-3 reasonably believe that the proposed transaction is substantively and procedurally fair to the unaffiliated holders of Bestway Inc. stock. See Item 1014(a) of Regulation M-A.

8. Throughout the document where you discuss the interests of continuing investors in the merger, please quantify whether continuing investors will receive any options immediately following consummation of the stock split, or state a reasonable estimate of this number or the range in which it may fall.

9. At various places in the document, you state that the transaction will result in $775,000 in cost savings. However, this figure appears to include costs that you are not currently incurring. Please revise the filing to clarify the historical cost savings you will achieve as a result of the transaction.

10. Disclose the effect of the transaction on each affiliate`s interest in the net book value and net income of Bestway Inc. in both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

11. Please revise to include the information that the amended Item 9(e) of Schedule 14A requires.

Summary term sheet, page i

12. You cannot qualify by reference information in the proxy statement; you can direct readers to more detailed information.
Please revise.

      Questions and answers about the meeting and transaction, Page iii

13. Supplementally, confirm, if true, that proxies will not be solicited or voted via the Internet. In addition, be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Introduction, page 1

      Voting securities and vote required, page 2

14. In this section, you refer to the ratification of your independent public accountants. We do not see disclosure elsewhere in the proxy related to this proposal. Clarify whether you are seeking authority for the ratification of the independent public accountants and, if so, please provide the required disclosure.

Proposal No. 1, page 3

      Background of the reverse/forward stock split, page 4

15. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Did Stephens, Inc., Southwest Securities or any other firm prepare any reports, presentations, analyses, or opinions related to the transaction, other than what you discuss here? Please revise to summarize all the presentations or reports provided by the various investment banking firms you reference during the course of the meetings you have described, and file any written materials as exhibits pursuant to Item 9 of
Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction. Also, to the extent material, please expand to discuss the items the special committee asked outside counsel to research at the conclusion of the October 14, 2004 meeting and how the special committee used the information.

16. Please identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. We note the reference to "the first part of 2002." Revise the background section to disclose the dates of all board meetings and identify all who attended each.

17. Please clarify how the board decided to speak with Stephens, Inc., as opposed to other financial advisors, in approximately November 2002. Was Stephens engaged to provide financial consulting services to the company at that time?  Were they one of
the firms contacted in September 2004?  If not, why not?   Finally,
please clarify how and when the board narrowed possible going-private transactions outlined by Stephens to the reverse stock split proposal discussed in June 2004.

18. Please address why the board decided in February 2003 to stay public at that time, and why it then determined to pursue a transaction this year. Describe the participation of the members of the board other than Messrs. Kraemer and Reed and Ms. Durrett in the background of the transaction.

19. Please revise to discuss the negotiation of the principal terms of the transaction, including the price. In this regard, please discuss any other prices that were considered before determining the final price.

20. Please describe the contacts that occurred between September 30 and October 14.

Special factors, page 7

Effects on stockholders with 100 or more shares of common stock,
Page 11

21. Please disclose whether and how you intend to communicate to your stockholders about your financial condition and operating results. Please also disclose the extent to which you will be required to communicate with your shareholders.

Effects on the company, page 11

22. Please discuss in more detail the ramifications to Bestway
Inc. should shareholders not vote to approve the stock split.

23. We notice, from Note 5 to the financial statements in the Form 10-K for the fiscal year ended July 31, 2004, that you have net operating loss carryforwards of approximately $4.9 million.
Please disclose, if true, that the company will be able to utilize that net operating loss carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

	Fairness of the transaction, page 13

24. Please revise to clarify what consideration the board and special committee gave to the fact that the financial advisor provided its opinion with respect to the company and its unaffiliated security holders, rather than solely with respect to the unaffiliated security holders.

25. Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in
Item 1014(c) and (d) of Regulation M-A. Specifically refer to the fact that the vote on the transaction is assured and that stockholders are not entitled to appraisal rights. See Question and Answer 21 in Exchange Act Release 17719 (April 13, 1981).

26. Revise to clarify that the filing persons have made a procedural and substantive fairness determination with respect to each group of unaffiliated security holders-those being cashed out and those remaining security holders after the reverse and forward splits. See Q&A No. 20 in Exchange Act Release No. 17719
(April 13, 1981).

4. Revise this discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example, include a fairness analysis with regard to liquidation value pursuant to Instruction 2(v) to Item 1014 of Regulation M-A. If the special committee did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In addition, if you did not calculate the company`s net book value, liquidation value, and going concern value on a per share basis, state that in the proxy statement.

28. To the extent that any filing person is relying on the analysis of another party, including its financial advisor, to satisfy its requirements under Item 1014, such filing person should specifically adopt the analysis of the other party. Since the board of directors and the special committee relied upon the fairness opinion of Southwest Securities, they must expressly adopt its conclusion and analyses or specifically address the factors identified in Instruction 2 to Item 1014 of Regulation M-A. See Question and
Answer 20 in Exchange Act Release 17719 (April 13, 1981). Please revise.

29. You indicate that the $13.00 per share price represents a discount to the net book value, but it appears as a premium in the table on page 15. Please advise.

Disadvantages of the reverse/forward stock split, page 16

30. Revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements. See Instruction 2 to Item 1013 of Regulation M-A.

      Opinion of financial advisor, page 17

5. Please file Southwest Securities` board book as an exhibit to the Schedule 13E-3.

32. In your summary of the opinion by Southwest Securities, you state that the information you provide is qualified in its entirety. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please remove this qualification and the similar one that appears when you first discuss this in the Summary Term Sheet.

33. Your statement on page ii that the board set the cash consideration to be paid for fractional shares appears to conflict with the disclosure here that the special committee determined the price. Please revise to reconcile this inconsistent information. Also revise to explain why the board and/or special committee determined to use $13.00 as opposed to some other value within the range provided by the advisor.

34. Please provide all of the information that Items 1015(b)(3) through (b)(5) of Regulation M-A require.

35. Please confirm supplementally that the advisor has not received any other compensation from Bestway Inc. or its affiliates for two years.

Selected companies analysis, page 20

36. Please state the basis for the range of multiples the financial advisor selected. Please revise.

37. Disclose how the selected companies compare to the Bestway in terms of size.

38. Disclose the criteria used by the financial advisor to select the comparable companies, comparable transactions and selected reverse split going private transactions. Confirm, if true, that no companies fitting these criteria were excluded from these analyses.

      Discounted cash flow analysis, page 21

39. Disclose the projections provided by management and the basis for selecting the discount rates used in this analysis.

Additional information regarding the reverse/forward stock split, page 22

      Special interests of the affiliated persons, page 22

6. Please indicate the nature of management`s post-split management positions and compensation agreements, and discuss any other positions they will hold with Bestway Inc. or any of its affiliates following the split.

41. Please state whether the affiliates believe the transaction is procedurally fair to unaffiliated shareholders and the basis for that belief.

Compensation of directors, page 35

42. Please also disclose under this heading the fees paid to those directors who served on the special committee.

General, page 41

43. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph to clarify. Also revise your proxy card accordingly.

44. Revise the disclosure to indicate that amendments to the
Schedule 13E-3 will be filed to incorporate by reference any Exchange Act documents filed after the date of the proxy statement and before The date of the annual meeting. See General Instruction F to Schedule 13E-3.

Proxy card

45. For proposal 1, please revise to state the consideration per share.

SCHEDULE 13E-3

46. Revise Item 6 to provide the disclosure regarding your plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item is inapplicable or the answer is in the negative, revise the
Schedule 13E-3 to so state.

7. As you are incorporating the financial statements required by Regulation M-A Item 1010(a) by reference, include the summary financial information required by Regulation M-A 1010(c)(1), (2), & (3) in your proxy. See Instruction 1 to Schedule 13E-3, Item 13. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer.

FORM 10-K FOR THE YEAR ENDED DECEMBER 27, 2004

Statements of cash flows, page 26

8. It appears that the cash paid to acquire rental units should be classified as an operating activity instead of as an investing activity. Paragraph 15 of SFAS 95 characterizes investing activities as acquisitions of assets "used in the production of goods or services". This classification specifically excludes assets that are sold to customers in the normal course of business. The filing`s Business section clearly indicates that the rental units
(furniture, appliances, home electronics) are acquired specifically to transfer to customers under rental-purchase contracts. The program is described as "an alternative to...installment sales" with 12 to 30 month terms, and you state that all of the units are ultimately sold to customers or abandoned. Paragraph 95 of SFAS 95 addresses comparable transactions and requires that the cash paid and received be classified as operating activities. We note that you are currently classifying the cash receipts as operating activities but not the cash payments. Please amend the Form 10-K to correct the accounting. The disclosures outlined in paragraph 37 of APB 20 may also be applicable.

49. In a letter of supplemental information, please reconcile the "Net book value of rental units retired" amounts with the rental-merchandise-impairment amounts disclosed in Note 1. The "Cost of merchandise sold" amounts do not fully explain the difference. Please provide this reconciliation for the 4/30/04 and for the 7/31/04 financial statements.

50. We note that rental-unit impairment charges have approximated
10 percent of asset-carrying values in each of the last 3 years. It appears that such impairments are primarily caused by theft, damage, and/or obsolescence. Given the recurring nature of these losses, it appears that an inventory-valuation allowance should be recorded pursuant to SFAS 5. The theft, damage, or obsolescence of your existing rental merchandise would appear probable, and a reasonable estimate should be determinable in light of your extended history in this industry. Please revise the financial statements, or explain how you are complying with SFAS 5.

Signature page

51. The principal accounting officer has to sign in that capacity.
Please revise.

Closing comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*the company is responsible for the adequacy and accuracy of the disclosure in the filing;


*staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jenn Li at (202) 942-1956 or Al Pavot at (202)
942-1764 if you have questions regarding the financial statements. Please contact Amanda Gordon at (202) 942-1945 or Chris Edwards at
(202) 942-2842 with any other questions.

Sincerely,



Pamela Long
Assistant Director